FOR IMMEDIATE RELEASE

[BRASKEM LOGO]

                  Braskem Reaches EBITDA of R$ 1.8 billion and
                      Net Profit of R$ 215 million in 2003

Sao Paulo, February 12, 2004 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK;
BOVESPA: BRKM5; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and among the five largest Brazilian privately-owned industrial companies, today announced its earnings for the fourth quarter of 2003. Results are stated in Reais in accordance with the Brazilian Corporate Law, except that the results presented herein are not in accordance with CVM Instruction 247 as they exclude the effects of proportional consolidation. The financial information and analysis contained herein reflect the organizational structure of Braskem S/A ("Braskem") as of December 31, 2003. As Braskem was created on August 16, 2002, the comments presented herein with respect to the full year ended December 31, 2002 are based on Braskem's consolidated pro-forma financial information, taking into account the full consolidation into Braskem of the results of OPP Quimica S.A. (OPP Quimica), Trikem S.A. (Trikem), Nitrocarbono S.A. (Nitrocarbono) and Polialden Petroquimica S.A. (Polialden), as if the organizational structure as of December 31, 2003 had existed since the beginning of fiscal year 2002. The comments in this release refer to the consolidated earnings with all comparisons being made with the same period in 2002, except where otherwise indicated. The consolidated pro-forma balance sheet and income statement have been reviewed by independent auditors and reflect the elimination of the effects of CVM Instruction 247 (i.e., only those investments under Braskem's direct management are consolidated, and Braskem's stakes in Politeno Industria e Comercio S.A. and COPESUL - Companhia Petroquimica do Sul are recognized via the equity accounting method). On December 31, 2003, the Brazilian Real/US Dollar exchange rate was R$2.8892/U.S.$1.00.

At the end of this release, Braskem includes a disclaimer concerning forward-looking statements.

1.   Management Report

Braskem was one of the highlights of the capital markets in 2003. On the Sao Paulo Stock Exchange (BOVESPA), its class "A" preferred shares increased in value by 508%, while on the New York Stock Exchange (NYSE), the Company's ADRs rose 609%. Since October 8, 2003, Braskem's shares have been listed on the LATIBEX (the Madrid Stock Exchange's section dedicated to the trading of shares of Latin American companies).

The Company's performance in the capital markets is a result of the ability of its business model to create value -- a petrochemical company with (1) a strategic focus on the production of thermoplastic resins, (2) competitive integration of its strategic raw materials (ethylene, propylene and chlorine), complemented by (3) a competitive cost structure, (4) higher margins than within the petrochemical sector in general and (5) a commitment to technological development. In addition, the Company is strongly committed to disciplined financial management in allocating financial resources and to achieving returns on invested capital.

Braskem's EBITDA (Earnings Before Income, Taxes, Depreciation and Amortization) rose consistently during the course of the year. At the end of 2003, Braskem's accumulated EBITDA was R$1.8 billion, which represented (disregarding net extraordinary positive impacts) an increase of 33% over 2002. This increase in the Company's EBITDA level is an indicator of its cash generation capacity. Net profit presented an even more important progression, totaling R$215 million in 2003, compared to a loss of R$794 million in 2002.

Braskem    Bovespa: BRKM5
           NYSE: BAK              BOVESPA     NIVEL 1      Latibex        BAK
           LATIBES: XBRK                      MERCADO                     Listed
           www.braskem.com.br                                             NYSE

Braskem overcame a very challenging scenario in 2003. Uncertainties arising from the Iraq War and strikes in Nigeria, combined with a very tough winter in the northern hemisphere, resulted in a substantial rise in the cost of our main raw material -- Naphtha. Moreover, the SARS epidemic adversely impacted economic activity, mainly in Asia, which resulted in a reduction in demand for major petrochemical products internationally. In Brazil, the slowdown of the economy, especially during the first half of 2003, also impacted the consumption of thermoplastic resins. The main signs of recovery were only perceived beginning in October 2003.

Despite this scenario, the maintenance of high capacity utilization rates at Braskem's manufacturing units is an indication of the Company's differentiated performance. The average capacity utilization rate throughout the year was around 95% in its polypropylene plants, 85% in its PVC plants and 83% in its polyethylene plants. As a result, the Company has confirmed its leadership in the segments it considers strategic, observing its policy of focusing on the profitability of its products.

In a display of its operational and strategic flexibility, Braskem redirected efforts towards increasing its exports, contributing to the Brazilian foreign exchange inflows. Export revenues rose by 49%, jumping from US$415 million during 2002 to US$617 million in 2003 and placing Braskem amongst the major exporting companies in the country. The increase in exports also provided additional working capital financing opportunities, in line with the Company's strategic objective of enhancing its financial flexibility. The main priority of Braskem's financial management during 2003 was to reduce the Company's level of indebtedness and to extend its debt profile -- as well as to increase its balance of cash and financial investments. The Company's debt issuances in the domestic and international capital markets and other funding obtained during the 2003 fiscal year and in January 2004 totaled more than US$1.2 billion, resulting in a re-profiling of Braskem's consolidated debt obligations and an increase in its liquidity.

As a result of its commitment to utilize its strong cash generation to amortize the Company's indebtedness, Braskem reduced its Net Debt/EBITDA ratio from 5.10 in December 2002 (on a recurring basis) to 3.52 at the end of 2003. On December 31, 2003, the Company's net debt was R$6.3 billion, compared to R$6.8 billion at the closing of 2002.

In 2003, Braskem made investments totaling R$176 million not only to improve the operating reliability of its manufacturing facilities but also to begin the expansion of its production capacity. Construction began to increase polypropylene production capacity at the Triunfo Petrochemical Complex, in the State of Rio Grande do Sul, by 100,000 tons/year through an investment of only US$7 million. Studies were also conducted to expand PVC capacity in Alagoas by 50,000 tons/year, through an investment of US$28 million approved in December 2003. In parallel, other studies were undertaken to identify new debottlenecking opportunities for the polyethylene plants. Furthermore, expansion of the Basic Petrochemicals Unit in Camacari, in the State of Bahia, was concluded, increasing its ethylene capacity to 1.28 million tons/year.

In the area of Innovation and Technology, which represents an important competitive factor for Braskem, significant investments were also implemented, with a major portion earmarked for the introduction to the Latin American market of a new thermoplastic resin: a new polyethylene family, based upon metalocene and designed for high quality applications. The Braskem Technology and Innovation Center -- the most important petrochemical research facility in Latin America, with more than 150 researchers, located in Triunfo, also had other achievements during the year. Thanks to its highly qualified team, Braskem registered its 100th patent in 2003, while assisting its customers by completing more than 1,000 technological tests and contributing to add value to the industrial chain of production.

Braskem also recorded advances in capturing synergies stemming from its integration process. At the end of 2003, the Company's management estimated that the accumulated amount of synergies on an annual and recurring basis had reached R$285 million, from an estimated total of R$330 million. Braskem's success in capturing these synergies is evidence of the efficiency of its business model based upon the competitive integration of its operations into the Brazilian petrochemical chain and on creating value for all of its shareholders.

Important steps of this integration process were successfully implemented in 2003. All were implemented in accordance with the Company's commitment to ensure the alignment of all shareholders' interests, offering minority shareholders the opportunity to migrate to Braskem. Moreover, in the beginning of 2003, the Company adhered to the Sao Paulo Stock Exchange's Corporate Governance Level I and confirmed its commitment to migrate to Level II by the end of 2004.

In an effort to create a platform to permit enhanced access the European capital markets, on October 8, 2003 -- exactly one year after changing the ticker symbol of the Company's ADRs traded on the NYSE -- Braskem's shares also began trading on the Madrid Stock Exchange -- more specifically, at the LATIBEX section.

In addition, in a move designed to increase its base of individual shareholders, Braskem quickly and successfully implemented a split of its shares on the BOVESPA. As a result, the liquidity of its class "A" preferred shares increased substantially along with a significant improvement in its ranking on the IBOVESPA and IBX 50 indices, respectively.

                              Braskem in Numbers:

Gross Revenues (R$ million)
[Graphic omitted] [Graphic depicts the 27% increase in gross revenues from R$8,858 million during 2002 to R$11,284 million in 2003.]

EBITDA (R$ million)
[Graphic omitted] [Graphic depicts that during 2003 Braskem's EBITDA in Reais was R$1,777 million, 33% higher than R$1,335 million recorded during 2002.]

Net Income (R$ million)
[Graphic omitted] [Graphic depicts that during 2002 Braskem's net income presented a loss of R$794 million compared to a gain of R$215 million recorded during 2003, which corresponds to a difference of R$1,009 million.]

Exports (R$ million)
[Graphic omitted] [Graphic depicts the 49% increase in exports from R$415 million during 2002 to R$617 million during 2003.]

Net Debt / EBITDA (LTM*)
[Graphic omitted] [Graphic depicts that the ratio between Braskem's net debt and EBITDA in December 2002 was 5.10 and in December 2003 was 3.52, which corresponds to a decrease of 31%

               *LTM - last twelve months; eliminates extraordinary
                          fiscal effects in the 4Q02.

         Braskem`s summarized corporate structure on December 31, 2003:

                                [GRAPHIC OMITTED]

2.   Operating Performance

     o    Industrial Performance

----------------------------- ---------------- ---------------- --------------- ---------------- ---------------- ---------------
                                   2003             2002             Chg%            4Q03             4Q02             Chg%
Production Volume - ton             (A)              (B)           (A)/(B)            (C)              (D)           (C)/(D)
----------------------------- ---------------- ---------------- --------------- ---------------- ---------------- ---------------
Polyolefins Unit
.. PE's - Polyethylene                 676,682          652,443        4                 170,766          170,544        0
.. PP - Polypropylene                  438,747          412,243        6                 114,439          110,745        3

Vinyls Unit
..  PVC - Polyvinyl Chloride           396,827          401,844       (1)                101,626          112,558       (10)
..  Caustic Soda                       432,728          415,924        4                 106,667          117,648       (9)

Basic Petrochemical Unit
..  Ethylene                         1,040,858          989,276        5                 272,566          285,436       (5)
..  Propylene                          486,959          464,520        5                 126,321          135,238       (7)

Business Development Unit
..  PET                                 56,561           59,031       (4)                 16,359           15,582        5
..  Caprolactam                         49,572           57,522       (14)                12,938           14,552       (11)
----------------------------- ---------------- ---------------- --------------- ---------------- ---------------- ---------------

The production of the Polyolefins Unit rose by 5% compared to 2002, mainly due to an increase in the volume of exports in 2003, as the slowdown of the domestic market continued for most of the year. Capacity utilization rates reached 95% for the polypropylene units and 83% in the polyethylene plants. Braskem initiated the production of Linear Low Density Polyethylene (LLDPE) from metalocene-type catalyzers, making it the first Latin American petrochemical manufacturer to produce polymers through this technology. The use of metalocene catalyzers is the most modern international process for producing polyethylene. Its implementation by Braskem represents an important advance for the flexible packaging industry in Brazil. This technology permits the manufacturing of products with distinctive characteristics, such as greater resistance to impact and punctures and an improved polish and greater transparency. Braskem also initiated the debottlenecking of one of its polypropylene plants located in the Triunfo Petrochemical Complex, in the State of Rio Grande do Sul, which will permit an annual capacity increase of 100,000 tons. With the conclusion of the project, scheduled for the first half of 2004, the Company will have the capacity for the annual production of 650,000 tons of this resin. The scheduled investment is only approximately US$7 million.

In the Vinyls Unit, the capacity utilization rate of the PVC plants reached 85%. Among the Vinyls Unit highlights in 2003 was a 5% reduction in electricity consumption, one of the main inputs in the production processes for PVC and caustic soda, and the drilling of three new salt extraction wells -- helping to ensure continuity and adequate supply of this raw material to the Company. In addition, the Marechal Deodoro plant facility obtained its best operating performance since its start-up. In the Vinyls Unit's other plants, capital expenditures for modernization and automation sought to ensure improved performance and productivity over the next years.

In the fourth quarter of 2003, PVC and caustic soda production were adversally impacted by restrictions in ethylene supply. Caustic soda production also decreased in the period due to a stoppage at one of its main client's plants.

In view of improved economic growth in Brazil and the need to address the housing and sanitation deficits in the country, Braskem through its Vinyls Unit has accelerated its program to increase PVC production and expects to obtain the first 50,000 additional tons by the second half of 2005. The PVC units present optimization opportunities that could enable them to reach nearly 100,000 additional tons of production -- through debottlenecking programs divided into packages of 50,000 tons each, in order to supply future growth in demand. As a result of its installed capacity of raw materials for PVC production, Braskem is in a competitive position to respond quickly to sustained growth in Brazil.

In 2003, the Basic Petrochemicals Unit raised its production of ethylene by 5% over production in 2002, reporting an increase in its capacity utilization rate from 83% in 2002, to 84% in 2003. Furthermore, important advances were recorded in the Company's program to make more flexible the raw materials it is able to use in its production process, with an increase in the processing of condensate, a by-product of natural gas. This has made it possible for the Basic Petrochemicals Unit to partially substitute petrochemical naphtha as a raw material, taking advantage of market opportunities. The Basic Petrochemicals Unit continued following its strategy to maximize the margins of ethylene production co-product currents, and of making higher value added products available to the market. An example of this was Braskem's production of turpentine oil. In the logistics area, Braskem established partnerships with customers of its petrochemical products to manage and enhance common routes, thus obtaining economies of scale. As part of this unit's modernization program, Braskem started-up two new turbines with a total installed capacity of 90 megawatts. These investments provided the opportunity to reduce Braskem's production costs.

In the last quarter of 2003, the industrial performance of this unit was negatively impacted by outages in electric energy supply, as well as by operational restrictions experienced by second generation clients, which resulted in lower operating rates.

A highlight during the year of the Business Development Unit was the implementation of the revamping of the PET plant reactor, obtaining not only resin quality improvements, as well as an increase in the plant's production capacity, from 60,000 to 72,000 tons/year. This revamp was successfully carried out during the programmed annual shutdown of the PET and DMT units. A highlight of the Caprolactam facility was the substitution of the plant's instrumentation, which, together with other measures adopted, should permit the extension of the periods between scheduled shutdowns up to three years. The Caprolactam facility also conducted a scheduled shutdown in 2003, which, coupled with restrictions in the supply of ammonia in the fourth quarter of 2003, explains the reduction in annual Caprolactam production compared to 2002, on an annual and quarterly basis.

     o    Commercial Performance

----------------------------- ---------------- ---------------- --------------- ---------------- ---------------- ---------------
                                   2003             2002             Chg%            4Q03             4Q02             Chg%
Sales Volume - ton                  (A)              (B)           (A)/(B)            (C)              (D)           (C)/(D)
----------------------------- ---------------- ---------------- --------------- ---------------- ---------------- ---------------
Polyolefins Unit
.. PE's - Polyethylene                 667,997          660,165        1                 176,409          165,948        6
.. PP - Polypropylene                  441,066          411,437        7                 118,367          103,947        14

Vinyls Unit
..  PVC - Polyvinyl Chloride           397,856          399,588        0                  91,449          101,898        10
..  Caustic Soda                       426,608          400,896        6                 106,972          112,770       (5)

Basic Petrochemical Unit
..  Ethylene*                        1,047,325          994,826        5                 280,484          285,993       (2)
..  Propylene                          488,637          463,537        5                 131,601          142,978       (8)

Business Development Unit
..  PET                                 56,309           61,338       (8)                 17,060           17,132       (0)
..  Caprolactam                         50,329           55,173       (9)                 12,941           14,971       (14)
----------------------------- ---------------- ---------------- --------------- ---------------- ---------------- ---------------

The sales volumes of thermoplastic resins during 2003 totaled 1,563,000 tons, which represented an increase of 2% compared to the 1,533,000 tons sold during the previous year. It is important to emphasize that this performance was obtained in a period of reduced economic activity in the Brazilian market, which was partially and strategically offset by a more active export market policy. The increase in the Company's export volumes demonstrated Braskem's managerial flexibility, which was able to quickly re-direct a larger volume of its sales into the overseas market during 2003.

Total sales of polypropylene and polyethylene by the Polyolefins Unit during 2003 rose by approximately 3%. Sales of polypropylene increased by 7% compared to 2002, driven mainly by higher exports recorded during the period. The domestic market remained stable, and the highlight is the growth of the Rafia market, and particularly the technical fabrics segment, used for manufacturing big bags. This segment displayed important growth, following the sound performance of Brazilian exports. Braskem has implemented important technological advances to substitute conventional materials, such as the introduction of polypropylene containers for cheese substituting glass containers, and the use of polypropylene in water cisterns and roofing to substitute asbestos cement.

Within our portfolio of polyethylene products, one highlight was the 4% growth in sales in PEBDL (linear low density polyethylene) in Brazil due primarily to sales to industrial, shrink and stretch bag manufacturers. Braskem continued to lead the domestic markets for polyethylene and polypropylene, with 29% of the polyethylene market and 41% of the polypropylene market.

Polyolefins sales volumes amounted to 295,000 tons in the quarter ended December, 2003, 9% higher than the 270,000 tons registered in the same period last year, indicating first recovery signs in the domestic demand for such products.

In the Vinyls Unit, total PVC sales remained consistent with 2002 levels, despite the slowdown in the domestic market during the course of 2003, including the last quarter of the year. Such slowdown impacted notably the infrastructure, sanitation and construction sectors, intensive in the use of PVC. However, the year-on-year sales performance was stable due to the strategy of focusing on attractive, high growth potential segments, such as footwear manufacturers, structural profiles for windows, film and laminates, among others, as well as by the strategic growth of export volumes.

2003 was also notable for initiatives designed to develop new markets together with customers, such as (i) the launch of the "PVC Window Frame Manual" -- a project to enhance the use of this resin in housing construction; (ii) the launch of the Web site, www.projetandocompvc.com.br, aimed at architects and engineers, professionals who determine which construction materials are used; and (iii) the sponsorship (in partnership with the PVC Institute) of the exhibition "Plasticities," which revealed the versatility and modern qualities of PVC created by Brazilian and foreign designers.

As a result of these initiatives, Braskem has consolidated its market leadership for vinylic products in 2003 and established the bases for improving the competitiveness of the overall PVC chain.

For its part, in 2003 the Basic Petrochemicals Unit boosted sales by 5% over 2002. This increase resulted from a consistent demand for basic petrochemical products produced at the Camacari Petrochemical Complex in Bahia during 2003, a year with no scheduled maintenance shutdowns. Also noteworthy was the signing of a supply contract for para-xylene, a raw material for polyester production, with an Israeli company, making it possible to increase Braskem's production capacity utilization ratio.

In the fourth quarter of 2003, the Basic Petrochemicals Unit sales decreased in relation to the reduction in the production levels of its palnts registered in the period, as discussed above.

In the Business Development Unit, particularly noteworthy was the increase of Braskem's PET market share in segments such as cleaning, cosmetics and pharmaceutical products, which help to reduce the impact of the lower demand of PET for soft drink packaging increasing the Company's share in these markets. In addition, sales of caprolactam were approximately 50,000 tons in 2003, with approximately 15% of this total destined for the export market. In Brazil, the product was sold in three main segments: textile, representing about 44% of Braskem's sales; industrial, representing about 30% of Braskem's sales; and engineering plastics and films, representing about 25% of Braskem's sales. The slowdown in the Brazilian textile sector, coupled with the stoppage related to ammonia supply constraints, severely impacted caprolactam sales in the last quarter of 2003.

     o    Exports

Braskem's net export revenues totaled US$617 million during 2003, 49% higher than the US$415 million obtained during 2002, thus confirming the Company's position as one of the largest exporters in Brazil. In addition, Braskem provided technological support to its customers in the joint development of manufactured products aimed at the export market. The Company thus contributed to the creation of new opportunities for commercial niches for Brazilian plastic-based products on the international market and also for the growth of the indirect exports of the Company's resins.

Exports
(U.S.$ million)
[Graphic omitted] [Graphic depicts the 49% increase in exports from U.S.$415 million during 2002 to U.S.$617 million during 2003.]

Destination of Exports - 2003
[Graphic omitted] [Graphic depicts the percentages of Braskem's exports markets:
North America represents 33%; Europe represents 20%; Asia represents 22%; South America represents 21%; and Africa represents 4%.]

The Polyolefins Unit's polyethylene and polypropylene export sales volumes set a historical record in 2003, of 288,000 tons. The Company sold its resins in 53 countries, mainly to Argentina, Belgium and China. In the second half, reacting to the resumption of previous levels of economic activity in the main world markets, a gradual increase in polyolefin prices was observed, mainly in the last two months of 2003. Through its affiliate Polialden Petroquimica, Braskem confirmed its position as the second largest producer in the world of Ultra-High Molecular Weight Polyethylene (UHMW-PE), the raw material for producing high-technical performance and high value added engineering plastics.

The Vinyls Unit posted a strong increase in the volume of its exports, consolidating a greater presence in the South American market, with sales to all Mercosul countries as well as Chile, Bolivia, Ecuador and Colombia. EDC export sales grew 34% year-on-year, reaching 160,000 tons in 2003.

The Basic Petrochemicals Unit achieved record levels in export volumes during 2003, of 557,000 tons, 16% higher than the volumes registered in 2002. The unit exported ten different products, increasing its export portfolio. The main destination was the U.S., followed by Europe and Asia. The increase in gasoline exports to the North American market for a second consecutive year was a highlight. The result was due mainly to the high quality of Braskem's low-sulfur-content fuel. Also during the year, Braskem was able to consolidate international partnerships for the sale of isoprene, a raw material for high-performance adhesives, through contracts signed with important world consumers of this product in Europe and the United States.

Most of the exports of the Business Development Unit were oriented to the Asian market, which currently is the world's largest market for consumption of Caprolactam.

     o    Synergies Resulting from the Integration Process

Through December 2003, Braskem captured R$285 million in annual synergies gained from its integration process, which represented approximately 86% of an estimated total of R$330 million in recurring and annualized gains.

Synergies*:
(R$ million)
[Graphic omitted] [Graphic depicts that in December 2003 Braskem has realized a total of R$285 million out of a target of R$330 million in Synergies; being R$107 million for Fiscal, R$27 million for Personal Optimization, R$50 million for Operations, IT and other and R$101 million for logistics.

                    * Gains on per year and recurring bases

3.   Financial & Economic Performance

     o    Net Revenue

During the fourth quarter of 2003, Braskem recorded net revenue of R$2,542 million, 21% higher than the R$2,097 million recorded during the same period of 2002. Braskem posted net revenues of R$9,191 million in 2003, an amount that was 31% higher than the R$6,991 million recorded in 2002. Such performance derived mainly from (i) better thermoplastic resins prices in the 4Q03 compared to the 4Q02 and, (ii) increase in the exports volumes in the last quarter of 2003.

Net Revenue
(R$ million)
[Graphic omitted] [Graphic depicts the 31% increase in net revenue from R$6,991 million during 2002 to R$9,191 million during 2003

The key driver for a better performance in 2003 was the re-alignment of the domestic prices of the Company's main products (PE, PP and PVC) with international market prices. Added to the increase in exports during 2003, this factor allowed Braskem to offset the reduction in its sales volumes observed on the domestic market.

The table below provides the evolution in net revenue by Business Unit.

----------------------------- ---------------- ---------------- --------------- ---------------- ---------------- ---------------
Business Units                     2003             2002             Chg%            4Q03             4Q02             Chg%
(R$ million)                        (A)              (B)           (A)/(B)            (C)              (D)           (C)/(D)
----------------------------- ---------------- ---------------- --------------- ---------------- ---------------- ---------------
Domestic Market                         6,867            5,370        28                  1,747            1,643        6
   Basic Petrochemicals                 3,132            2,256        39                    779              766        2
   Polyolefins                          2,153            1,750        23                    569              461        24
   Vinyls                               1,165              970        20                    295              277        6
   Business Development                   417              394        6                     104              139       -25

Exports                                 2,324            1,621        43                    795              454        75
----------------------------- ---------------- ---------------- --------------- ---------------- ---------------- ---------------
Total Net Revenues                      9,191            6,991        31                  2,542            2,097       21.2

     o    Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) totaled R$2,056 million during the fourth quarter of 2003, an increase of 17% when compared to the R$1,760 million booked during the same period in 2002. This variation in COGS resulted primarily from an increase in the price of naphtha (Braskem's principal raw material), the price of which fluctuates with international market reference prices. During the last quarter of 2003, naphtha averaged US$288/ton, a 19% increase over the average price of US$241/ton for naphtha during the same period in 2002.

CGS Breakdown - 2003
[Graphic omitted] [Graphic depicts the composition of cost of goods sold during 2003: naphta represents 65.2%; other variable costs represent 22.4%; depreciation represents 3.8%; electric energy represents 2.1%; personnel represents 2.4%; other represents 1.7%; services represent 1.7%; and materials represents 0.7%.]

In the last quarter of 2003, depreciation and amortization costs totaled R$73.0 million, a 5% reduction compared to R$69.0 million in such costs recorded during the same quarter of 2002.

During 2003, Braskem's COGS was of R$7,342 million. This represented an increase of 28% compared to the COGS registered in 2002, which was R$5,747 million. This variation was caused mainly by the increase in naphtha prices during 2003. In 2003, the average price of naphtha in the ARA region (Amsterdam-Rotterdam-Antwerp) was of US$274 US$/ton, representing an increase of 23% over the average price in 2002, which was of US$223 US$/ton.

During 2003, Braskem purchased 3,911 tons of petrochemical naphtha, out of which 2,691,000 tons (69%) were purchased in the domestic market. The remaining portion -- 1,220,000 tons (31%) -- was imported directly by the Company, mainly from countries in Africa and South America.

Depreciation and amortization expenses included in Cost of Goods Sold reached R$277 million in 2003, in line with R$276 million recorded in 2002

     o    Selling, General and Administrative Expenses

Selling, general and administrative expenses (net of depreciation/amortization expenses) totaled R$121.0 million during the fourth quarter of 2003, in line with the R$116.0 million of such expenses recorded during the same period of 2002 (excluding non-recurring expenses related to Braskem integration process incurred in 2002, which totaled R$136 million).

Adjusted SG&A*/Net Revenue (%)
[Graphic omitted] [Graphic depicts that the ratio between Braskem's SG&A and net revenues during 2003 was 4.4% and during 2002 was 5.8%.]

*Excluding non-recurring expenses associated to the integration process in 2002.

Braskem's selling, general and administrative expenses (excluding depreciation/amortization expenses) totaled R$402 million in 2003, which compares to R$407 million in 2002 (excluding the aforementioned non-recurring expenses), representing a reduction of 1%. When expressed as a percentage of net revenues, the expenses were 4.4% in 2003, compared to 5.8% in 2002. These results are associated principally with the capture of synergies stemming from the continuing integration of the companies that form Braskem and the improvement in the Company's overall productivity and competitiveness.

     o    Depreciation and Amortization Expenses

Braskem's depreciation and amortization expenses totaled R$52 million during the fourth quarter of 2003, as compared to R$19 million during the same period in 2002. This variation resulted mainly from the amortization of a portion of the goodwill related to Braskem's on-going integration process, registered in this account after the merger of OPP Quimica, ESAE and Nitrocarbono..

Depreciation and amortization expenses totaled R$188 million in 2003, lower than the R$272 million during the same purpose the previous year. This reduction was the result, basically, of the complete amortization of the balance of the deferred foreign exchange losses recorded on the books in 2002, in the amount of R$190 million. Excluding this effect, depreciation and amortization expenses increased during the year, caused principally by the amortization of premium payments related to Braskem's creation and integration.

     o    EBITDA

Braskem's EBITDA during the last quarter of 2003 was R$461 million, representing a 11% increase in relation to EBITDA of R$415 million recorded during the same period of the preceding year (excluding non-recurring effects). EBTIDA margin in the fourth quarter of 2003 was 18%, which compares to 20% posted in the same quarter of 2002. This reduction is related to higher raw materials costs registered in the period, as well as to larger export volumes performed in the 4Q03.

EBITDA
(R$ million)
[Graphic omitted] [Graphic depicts that during 2003, EBITDA was R$1,777 million, 33% higher than the R$1,335 million reported during 2002.]

Braskem's EBITDA totaled R$1.8 billion 2003, 33% higher than the EBITDA of R$1.3 billion posted in 2002 (excluding the effects of the non-recurrent IPI credit accounted for in 4Q02). This increase was mainly caused by the re-alignment of the prices of thermoplastic resins on the domestic market to international market prices, the reduction in selling, general and administrative expenses as well as the capture of further synergies stemming from the integration process.

The EBITDA margin in 2003 was 19%, remaining in line with the EBITDA margin of 2002 (excluding the effects of the non-recurrent IPI credit accounted for in 4Q02), which demonstrates the quality of the Company's operating performance.

The evolution of EBITDA on a quarterly basis, expressed in Reais and in U.S. Dollars, was as follows:.

Evolution of EBITDA
(R$ million)
[Graphic omitted] [Graphic depicts EBITDA in the amount of R$1,335 million during 2002, of R$450 million during the first quarter of 2003; of R$405 million during the second quarter of 2003, of R$461 million during the third quarter of 2003, of R$461 million during the fourth quarter of 2003, and of R$1,777 during 2003.]

Evolution of EBITDA
(U.S.$ million)
[Graphic omitted] [Graphic depicts EBITDA in the amount of U.S.$457 million during 2002, of U.S.$129 million during the first quarter of 2003; of U.S.$136 million during the second quarter of 2003, of U.S.$157 million during the third quarter of 2003, of U.S.$159 million during the fourth quarter of 2003, and of U.S.$581 million during 2003.]

     o        Investment in Subsidiary and Associated Companies

In 2003, the result of this item was a negative R$82 million. The recording of the amortization of good-will stemming from the Braskem creation process generated a negative accounting impact of R$256 million in 2003, which reversed the positive equity restatement of R$137 million stemming from Braskem investees.

In 2002, the result of this item totaled R$285 million, impacted by the positive exchange variation on the net equity of overseas controlled and affiliated companies as well as gains reported by companies that were incorporated as part of the Braskem creation process

     o    Net Financial Result

----------------------------- ---------------- ---------------- ---------------
                                                                 (R$ million)
                                   2003             2002             4Q03
----------------------------- ---------------- ---------------- ---------------
Financial Expenses                      (523)          (3,244)      (432)
   Interes                              (507)            (565)      (135)
   Monetary Restatement                 (348)            (322)       (94)
   F/X on Liabilities                     969          (2,114)        42
   CPMF / IOF / IR                       (92)             (50)       (29)
   Others*                              (545)            (193)      (216)
Financial Revenues                      (133)              439       (8)
   Interest                                45               54        12
   Monetary Restatement                    33                5        10
   F/X on Assets                        (211)              379       (31)
----------------------------- ---------------- ---------------- ---------------

FINANCIAL RESULTS                       (656)          (2,805)      (440)

                * The main impacts are due to fiscal provisions,
                      interest on vendor and commissions.

The major impacts on the fourth quarter 2003 financial results stemmed from fiscal related provisions, vendor financing interest, exchange rate variation on U.S. dollar denominated assets and banking fees/tariffs booked in the "Others" account.

Braskem reported a negative financial result of R$656 million in 2003, compared to a negative financial result of R$2.8 billion in 2002. Basically, the difference was due to 18% appreciation in the value of the Brazilian Real against the U.S. Dollar during 2003, compared to the 52% devaluation seen in 2002. The financial operations that were completed in 2003, as well as those completed in January 2004, were intended to provide greater financial flexibility for the Company.

     o    Net Profit (Loss)

As a result of the effects previously analyzed, during the fourth quarter of 2003, Braskem recorded a net loss of R$196 million, as compared to a net profit of R$1.0 billion during the same period last year. This reversion reflects primarily the impact of the IPI tax credit granted to OPP Quimica (merged into Braskem in March, 2003) and booked in the fourth quarter of 2002.

Braskem recorded a net profit of R$215 million in 2003, reversing the R$794 million loss posted in 2002. Contributing decisively were the Company's better commercial performance, the capture of synergies stemming from its integration process, the increase in export revenues and the good operating performance evidenced by an EBITDA of R$1.8 billion in 2003

4.   Management of the Indebtedness

Braskem reaffirms its commitment to seek the continuous improvement of its operating performance, making it a priority to use its cash generation to manage its liquidity as well as extending and adjusting its debt profile.

In the fourth quarter of 2003, the Company emphasized reducing the cost of its financial obligations and greater efficiency in allocating funds for its operating working capital. In addition, in this period the Company sought to maintain a higher level of cash and financial investments in order to create greater financial and strategic flexibility.

4.1. Debt Management in 2003

The consistent improvement in its results coupled with better perception of the sovereign Brazil risk, mainly during the second half of 2003, provided Braskem with increasingly competitive funding opportunities, making it possible to reduce its average financial cost as well as increasing the average maturity of debt amortization. A number of actions were implemented seeking the reduction/elimination of suppliers' short-term financial obligations. This included the use of trade finance for extending payment terms when acquiring naphtha on the international market as well as the development of structures such as a Receivables Fund for advances of funds from customers and other operations related to export pre-payment.

Large financial operations designed to extend Braskem's debt profile were successfully concluded. Among these, particularly noteworthy were several funding operations carried out through the Medium Term Notes (MTN) program, totaling US$ 461 million in 2003 and US$ 250 million in January 2004, with maturities ranging from one to 10 years. On the domestic market, of note was the approval of the placement of US$ 400 million (approximately R$ 1.2 billion) of debentures (Braskem's 11th issue) with maturity in four years, concluded in January 2004.

The financial operations conducted during the course of 2003, coupled to those implemented at the beginning of 2004, totaled about US$ 1.2 billion and resulted in the improvement of Braskem's debt profile, especially through a significant reduction of its short-term portion and an increase in liquidity.

On December 31, 2003, the Company's debt amortization schedule was as follows:

                           DEBT AMORTIZATION SCHEDULE
                                 December, 2003
                                  (R$ million)

Short Term Debt Amortization (December 2003) (R$ million)
[Graphic omitted] [Graphic depicts adjusted 2004 short-term debt of R$1,477 million from R$2,529 million due to cash, banks and marketable securities in December 2003 of R$1,051 million.]

Long Term Debt Amortization (December 2003) (R$ million)

[Graphic being omitted] [Graphic depicts long-term debt of R858 million in 2005, of R$1,188 million in 2006, of 1,973 million in 2007 (being R$753 million in subordinated debentures, with principal and interest due in July, 2007), and of R$795 million in 2008.]

Note: In January 2004, Braskem issued US$ 250 million (R$ 710 million) under the MTN program, with a tenor of 10 years. Besides, in the same period, the Company concluded successfully the issuance of debentures in a total amount of R$ 1,2 billion in the domestic market, which represented a cash inflow of R$ 585 million.

4.2   Managing the extension of the average maturity of the indebtedness

In 2003, Braskem's main financial indicators improved consistently regarding liquidity, reduction of debt and reduction of financial leverage. Cash and financial investments as of December 31, 2003 totaled R$1.0 billion, an increase of 75% compared to R$601 million in cash and financial investments as of 12/31/2002.

Net Debt/EBITDA (LTM*)
[Graphic omitted] [Graphic depicts that the ratio between Braskem's net debt and EBITDA decreased by 31%, from 5.10 in December 2002 to 3.52 in December 2003.]

Consolidated net debt totaled R$6,258 million as of December 31, 2003, 8% lower than consolidated net debt of R$6, 815 million as of December 31, 2002.

Evolution of Cash, Banks and Marketable Securities in the Short Term
(R$ million)
[Graphic omitted] [Graphic depicts a 75% increase in cash, banks and marketable securities from R$601 million in December 2002 to R$1,051 million in December 2003.]

Consolidated Net Debt
(R$ million)

[Graphic omitted] [Graphic depicts that Braskem's consolidated net debt decreased by R$557 million, from R$6,815 million in December 2002 to R$6,258 in December 2003.]

The balance of short term indebtedness as of December 31, 2003 was R$2,529 million, representing 34% of total indebtedness. Out of the short term indebtedness, approximately R$448 million relates to working capital, R$835 million relates to indebtedness linked to certain of the company's exports ("trade-finance lines"), and R$878 million relates to capital markets transactions. The remaining balance arises from loans by governmental agencies, as well as long term bank loans.

In respect of the indexation of Braskem's indebtedness, 68% is linked to the US Dollar, 16% is linked to the TJLP (a long-term interest rate in Brazil), 10% is linked to the CDI (the Brazilian interbank rate), 5% is linked to the IGP-M (a Brazilian consumer price index), and 1% in fixed-rate contracts.

5.   Capital Expenditures

Braskem's capital expenditures totaled R$176 million in 2003, benefiting all of its business units in the implementation of excellence programs in the operating, health, technology and safety and environmental areas.

Braskem has commenced preparations to match the expected growth of the Brazilian market in 2004 and beyond. With an investment of US$7 million, the Company is expanding its polypropylene production capacity by 20%, or 100,000 tons/year. This additional supply will be available to the market in mid-2004. Moreover, the Company recently announced that it will invest US$28 million in one of its plants in Alagoas in order to add 50,000 tons to its PVC production over the course of the forthcoming year. It also has identified opportunities for expanding its polyethylene plants through marginal investments and will take decisions based on market developments.

The Company owns modern and competitive assets and plans to invest R$400 million in 2004 to match the expected growth in the demand for thermoplastic resins.

6.   Capital Markets

Braskem's class "A" preferred shares (BRKM5) traded on the BOVESPA ended the year quoted at R$66.85 per 1,000 shares, which represented an increase of 508% in 2003, surpassing the performance of the Ibovespa index, which rose 97% over the same period.

Similarly, Braskem's Level II ADRs (BAK) traded on the New York Stock Exchange
(NYSE) rose 609% in 2003, ending the year at US$23.39.

Braskem reaffirmed its commitment to the capital markets. As part of the objective of increasing its visibility on the capital markets that are most strategic for the Company, Braskem's class "A" preferred shares began trading on the LATIBEX (a special section of the Madrid Stock Exchange) as of October 8, 2003. The Company's securities are being traded in lots of 1,000 shares under the ticker symbol XBRK. The listing occurred exactly one year after the change of the Company's ADR ticker symbol on the NYSE.

Share Performance in 2003 100 basis on 12/31/2002
[Graphic omitted] [Graphic depicts the percentage change in share performance in between January 2003 and December 2003.

A summary of the same as of the beginning, middle and end of each month follows:

Date                              BRKM5            BAK          Ibovespa
-------------------------------------------------------------------------------
January 1, 2003                   100.0           100.0           100
-------------------------------------------------------------------------------
January 15, 2003                  120.5           122.7           106.2
-------------------------------------------------------------------------------
January 31, 2003                   83.6            78.8            97.1
-------------------------------------------------------------------------------
February 4, 2003                   77.5            71.8            93.9
-------------------------------------------------------------------------------
February 14, 20003                 71.8            66.7            89.5
-------------------------------------------------------------------------------
February 28, 2003                  75.0            69.7            91.2
-------------------------------------------------------------------------------
March 5, 2003                      75.5            69.7            91.45
-------------------------------------------------------------------------------
March 14, 2003                     76.4            74.5            95.9
-------------------------------------------------------------------------------
March 31, 2003                     96.9            96.9           100.0
-------------------------------------------------------------------------------
April 1, 2003                     103.6           101.5           102.9
-------------------------------------------------------------------------------
April 15, 2003                    115.0           121.2           107.4
-------------------------------------------------------------------------------
April 30, 2003                    152.7           173.0           111.4
-------------------------------------------------------------------------------
May 2, 2003                       155.0           175.8           113.7
-------------------------------------------------------------------------------
May 15, 2003                      164.0           186.4           116.5
-------------------------------------------------------------------------------
May 30, 2003                      163.6           187.3           119.1
-------------------------------------------------------------------------------
June 2, 2003                      159.6           179.0           117.4
-------------------------------------------------------------------------------
June 13, 2003                     179.1           207.6           121.9
-------------------------------------------------------------------------------
June 30, 2003                     169.9           194.2           115.1
-------------------------------------------------------------------------------
July 1, 2003                      174.5           200.0           118.0
-------------------------------------------------------------------------------
July 15, 2003                     198.6           234.8           120.8
-------------------------------------------------------------------------------
July 31, 2003                     194.5           218.2           120.4
-------------------------------------------------------------------------------
August 1, 2003                    188.7           209.7           116.5
-------------------------------------------------------------------------------
August 15, 2003                   225.0           246.1           123.3
-------------------------------------------------------------------------------
August 29, 2003                   275.0           313.6           134.7
-------------------------------------------------------------------------------
September 2, 2003                 306.8           343.9           137.1
-------------------------------------------------------------------------------
September 15, 2003                306.8           360.3           145.0
-------------------------------------------------------------------------------
September 30, 2003                322.7           375.8           142.1
-------------------------------------------------------------------------------
October 1, 2003                   329.5           378.8           147.1
-------------------------------------------------------------------------------
October 15, 2003                  359.1           422.4           159.2
-------------------------------------------------------------------------------
October 31, 2003                  363.6           429.1           159.6
-------------------------------------------------------------------------------
November 3, 2003                  370.5           431.2           164.3
-------------------------------------------------------------------------------
November 14, 2003                 409.1           463.6           168.5
-------------------------------------------------------------------------------
November 28, 2003                 427.7           487.9           179.1
-------------------------------------------------------------------------------
December 1, 2003                  439.1           503.3           182.1
-------------------------------------------------------------------------------
December 15, 2003                 526.5           598.5           183.8
-------------------------------------------------------------------------------
December 30, 2003                 607.7           702.4           197.3
-------------------------------------------------------------------------------

On October 21, 2003 Braskem successfully implemented a split of its shares in the proportion of 20 (twenty) shares of each species and class for each existing share. Due to the stock split, the ratio between each Braskem's PNA and American Depositary Share ("ADS") went from 50:1 (50 preferred class "A" shares per each ADS) to 1,000:1 (1,000 preferred class "A" shares per each ADS).

The stock split permitted a reduction in the value of the standard lot for trading Braskem shares, which stimulated an increase in the number of individual investors present in the Braskem shareholder pool. As a result, the liquidity of the Company's shares improved. A notable example of this was the increase in the share of Braskem's PNA shares in the composition of the Ibovespa, going from 0.21% at the beginning of the year to 0.58% of the theoretical portfolio for the first four months of 2004.

Braskem's preferred shares were traded in 100% of the Bovespa trading sessions in 2003 and demonstrated growing financial turnover, which represented an average daily financial volume of R$2.6 million (US$832,000). In the last quarter of 2003, the average daily financial volume of Braskem's PNA shares was R$4 million (US$1.4 million). At the end of 2003, Braskem's market value was R$4.5 billion (US$1.6 billion).

7.   Recent Developments

|X| The merger of Trikem into Braskem was approved by the Extraordinary General Meeting (EGM) of Braskem and Trikem shareholders held on January 15, 2004. At the end of the merger process, Braskem's capital will be R$2.192 billion, divided into 77,190,074,544 shares, of which 25,730,061,841 are common shares (ON) and 51,230,857,903 are class "A" preferential shares
     (PNA) and 229,154,800 are class "B" preferential shares (PNB).

|X| With the merger of Trikem into Braskem, Braskem's free-float (quantity of shares in the hands of non-controlling shareholders) may increase from 25% to approximately 33%.

|X| Within its MTN program, Braskem successfully concluded in January 2004 the 4th tranche in the amount of US$250 million with a 10-year maturity, without a sales option (put) for investors and without a purchase option
     (call) for Braskem, offering a yield of 11.75% per year. This issue represents the funding line with the longest maturity that Braskem has ever obtained.

|X| Within the context of its strategy to extend the Company's debt profile, Braskem successfully concluded, on January 16, 2004, a transaction for the public issue of non-convertible debentures, maturing in four years with a one-year grace period for amortizing the principle. The amount of the issue reached R$1.2 billion (approximately US$ 400 million).

8.   Earnings Conference Call and Presentation to the Investment Community

Braskem will present its results for the FYE December 31, 2003, to the domestic financial community at meetings to be held in Sao Paulo and in Rio de Janeiro on March 3 and 5, 2004, respectivelly. Braskem will hold an international conference call on February 17, 2004. For further details, please visit Braskem's website at www.braskem.com.br or contact Braskem's Investor Relations Department.

--------------------------------------------------------------------------------
Braskem, a world-wide class Brazilian petrochemical company, is a leader in the thermoplastic resins segment in Latin America, and is among the five largest Brazilian private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has a yearly production capacity of 5.0 million tons of petrochemical products.
--------------------------------------------------------------------------------

For additional information, please contact:

Jose Marcos Treiger                          Vasco Barcellos                             Luiz Henrique Valverde
Investor Relations - Director                Investor Relations - Manager                Investor Relations - Manager
Tel:  (5511) 3443 9529                       Tel: (5511) 3443 9178                       Tel:  (5511) 3443 97 44
E-mail: jm.treiger@braskem.com.br            E-mail: vasco.barcellos@braskem.com.br      E-mail: luiz.valverde@braskem.com.br

      Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem's management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statement.

                                                           Attachment I
                                                    Braskem S.A. (Consolidated)
                                                      Statement of Results(1)

                                                           (R$ million)

------------------------------------------------- ------------------- -------------------- ------------------- --------------------
Income Statement                                                4Q03              4Q02(2)                2003              2002(2)
------------------------------------------------- ------------------- -------------------- ------------------- --------------------
Gross Revenues                                                 3,059                2,684              11,284                8,858
Net Revenue                                                    2,542                2,097               9,191                6,991
Cost of Goods Sold                                           (2,056)              (1,760)             (7,342)              (5,747)
Gross Profit                                                     485                  337               1,849                1,244
Selling Expenses                                                (28)                (108)               (110)                (213)
General and Administrative Expenses                             (93)                (144)               (292)                (330)
Depreciation and Amortization                                   (52)                 (19)               (188)                (272)
Other Operating Income (Expenses)                                 24                1,041                  51                1,142
Participation in Related Companies                              (84)                (330)               (119)                  285
Operating Profit (before financial itens)                        252                  777               1,191                1,857
Net Financial Result                                           (440)                  108               (656)              (2,805)
Operating Profit (Loss)                                        (188)                  885                 536                (948)
Other Non-Operating Income (Expenses)                             19                  257                 (5)                 (65)
Profit (Loss) before Income Taxes and Social                   (169)                1,143                 531              (1,014)
Contrib
Income Taxes / Social Contribution                               (7)                 (77)                (92)                 (56)
Profit (Loss) before Minority Interest                         (176)                1,066                 440              (1,070)
Minority Interest                                               (19)                 (24)               (224)                  276
Net Profit (Loss)                                              (196)                1,042                 215                (794)
------------------------------------------------- ------------------- -------------------- ------------------- --------------------
EBITDA                                                           461                  415              1,7771                1,335
EBITDA Margin                                                    18%                  20%                 19%                  19%
-Depreciation and Amortization                                   125                   88                 466                  547
   . Cost                                                         73                   69                 277                  276
   . Expenses                                                     52                   19                 188                  272
------------------------------------------------- ------------------- -------------------- ------------------- --------------------

1 - Excludes the effects of the proportional consolidation via CVM-247. The numbers may not sum due to the effects of rounding.
2 -  Pro forma Statement of Results

                                                 Attachment II
                                          Braskem S.A. (Consolidated)
                                         Balance Sheet and Net Worth 1
                                                 (R$ million)

                                                                  12/31/2003       12/31/2002        Chng. (%)
                           ASSETS                                    (A)               (B)            (A)/(B)
--------------------------------------------------------------------------------------------------------------
Current Assets                                                           3,670             3,184          15
 - Cash and Banks                                                          218               130          68
 - Marketable Securities                                                   834               471          77
 - Accounts Receivable                                                   1,089               883          23
 - Inventories                                                             872               769          26
 - Taxes Credits                                                           345               632         -45
 - Dividends and Interest on Equity Capital                                 19                23         -18
 - Prepaid Expenses                                                         80                98         -18
 - Other                                                                   113               178         -36
--------------------------------------------------------------------------------------------------------------
Long Term Assets                                                         1,115             1,307         -12
 - Related Parties                                                          32                33          -3
 - Compulsory Deposits                                                     182               112          62
 - Deferred Income Taxes and Social Contribution                           166               136          21
 - Taxes to be Recovered                                                   595               684         -13
 - Marketable Securities                                                    34               120         -71
 - Other                                                                   146               222         -34
--------------------------------------------------------------------------------------------------------------
Fixed Assets                                                             8,531             8,867          -4
 - Investments                                                           2,509             4,284         -41
 - Plant, Property and Equipment                                         4,509             3,926          15
 - Deferred                                                              1,513               657         130
--------------------------------------------------------------------------------------------------------------
Total Assets                                                            13,356            13,358           0

                                                                  12/31/2003       12/31/2002        Chng. (%)
            LIABILITIES AND SHAREHOLDERS' EQUITY                     (A)               (B)            (A)/(B)
--------------------------------------------------------------------------------------------------------------
Current                                                                  4,238             5,118         -17
 - Suppliers                                                             1,132             1,606         -30
 - Short-term loans                                                      2,255             2,281          -1
 - Advances on Export Facilities                                           274               303         -10
 - Salaries and Social Charges                                              68                76         -10
 - Income Taxes Payable                                                     13                64         -79
 - Taxes Payable                                                           107               402         -73
 - Advances from Customers                                                 256               101         155
 - Advances for Purchase of Credit Rights                                    0               175           -
 - Other                                                                   134               112          19
--------------------------------------------------------------------------------------------------------------
Long Term Liabilities                                                    6,483             6,001           8
 - Related Parties                                                         233               265         -12
 - Long-term loans                                                       4,815             4,931          -1
 - Taxes Payable                                                         1,147               658          74
 - Other                                                                   289               147          96
--------------------------------------------------------------------------------------------------------------
Minority Interest                                                          522               404          29
--------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                                     2,113             1,835          15
 - Capital                                                               1,887             1,845           2
 - Capital Reserves                                                        744               718           4
 - Treasury Shares                                                         (23)              (17)         34
 - Retained Earnings (Losses)                                             (496)             (711)        -30
--------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                              13,356            13,358           0

1- Excludes the effects of the proportional consolidation via CVM-247. The numbers may not sum due to the effects of rounding.

                                 Attachment III
                     Braskem SA - Consolidated Balance Sheet
      Summary and Description of the Dec. 2003 x Dec. 2002 Main Variations

Main Variations in Working Capital:

1)   Accounts Receivable and Inventories:

     o The positive variation of R$409 milllion results mainly from the increase in thermoplastic resins and raw materials prices, respectively.

2)   Suppliers:

     o In this account, the increase in raw-materials prices associated with the reduction in the average payment terms to supliers of naphtha contributed to the negative variation of R$474 million.

3)   Taxes to be Recovered:

     o The negative variation of R$ 287 million resulted from the monetization of "Zero Tariff" IPI fiscal credits - registered in December 2002.

Main Variations in Fixed Assets:

1)   Investments, Plant, Property & Equipment and Deferred Assets:

Significantl variations were registered in these accounts, due mainly to (i) the merger of OPP Quimica, Nitrocarbono and ESAE into Braskem SA and (ii) to the record and realocation of goodwill from Investment into Fixed and Deferred Assets.

                                       ***